[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

June 4, 2007


U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:          Jackson National Separate Account - III
             File Nos. 333-41153 and 811-08521
             CIK: 0001045034
             Accession Number: 0000927730-07-000158

Dear Commissioners:

On June 1, 2007, the above referenced 485BPOS filing was forwarded via Edgar. It has been determined that the 485BPOS filing was filed in error and we are requesting withdrawal of the previously accepted 485BPOS filing, under Form Type AW. Please contact the undersigned at 517-367-3835 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company

ANTHONY L. DOWLING

Anthony L. Dowling
Senior Attorney